UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-39493
CUSIP NUMBER 639358100

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Spire Global, Inc.
Full Name of Registrant

Former Name if Applicable

8000 Towers Crescent Drive, Suite 1100
Address of Principal Executive Office (Street and Number)

Vienna, Virginia 22182
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spire Global, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Quarterly Report”) within the prescribed time period without unreasonable effort and expense. As previously disclosed, the Company has been reviewing its accounting practices and procedures with respect to revenue recognition related to certain contracts in its “Space as a Service” business (the “Space Contracts”) under applicable accounting standards and guidance.

As previously disclosed, the Company also has determined that its accounting for the Space Contracts, including primarily revenue and cost recognition timing for pre-space mission activities, was incorrect and that certain previously issued financial statements need to be restated to remove certain previously recorded pre-space mission activity revenue from the period in which pre-space mission activities were performed under the Space Contracts, and instead, record that revenue over the period in which data is delivered. As a result, the Company plans to restate (a) its previously issued unaudited condensed consolidated financial statements as of and for (i) the quarters and nine months ended September 30, 2023 and 2022, (ii) the quarters and six months ended June 30, 2023 and 2022, and (iii) the quarters ended March 31, 2024, 2023 and 2022, and (b) its previously issued audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 (collectively, the “Affected Periods”).

The Company also reevaluated whether the Space Contracts contain embedded leases, and based on this review, the Company has concluded that most of its satellites do not qualify for embedded lease treatment. Separately, the Company recently initiated a review of certain research and development contracts, including technology developments that are funded or co-funded by government agencies (the “R&D Contracts,” and together with the Space Contracts, the “Contracts”). The Company has concluded that its previous revenue recognition practice, which was upon the completion of each contractual milestone in the amount prescribed in the contract for that milestone, was not a good representation of the pattern of control transfer for the related intellectual property. Instead, the Company will use a percentage-of-completion methodology, generally resulting in earlier revenue recognition, as the Company’s performance precedes the related milestone. Additionally, the full costs associated with the R&D Contracts will be reclassified from “research and development” to “cost of revenue” within gross profit on the face of the consolidated statements of operations. In the past, these costs were fully accounted for as part of “research and development” within operating expenses. The Company is in the process of quantifying the amount of the corrections to revenue recognition and classification of related costs for the changes in its accounting policies, which will be included in the restatements of the previously issued financial statements for the Affected Periods, and to implement these changes for its financial statements for the three and six months ended June 30, 2024 and the three and nine months ended September 30, 2024.

As a result of this matter, the Company expects to identify one or more material weaknesses. Due to these reviews and the application of the associated accounting treatment changes, the preparation of the Company’s condensed consolidated financial statements as of September 30, 2024 and for the three and nine months ended September 30, 2024, will require additional time to complete.

As a result of these reviews, the application of the associated accounting treatment changes, and the related delay in the preparation of the Company’s financial statements, the Company will be unable to deliver the quarterly financial information that is required to be provided to the lenders by October 31, 2024 under the Company’s financing agreement, as amended (the “Financing Agreement”), with Blue Torch Finance LLC (“Blue Torch”), as administrative agent and collateral agent, and certain lenders, as of and for the periods ended June 30, 2024. The Company is in active dialog with Blue Torch regarding potential waivers and/or amendments to the Financing Agreement, which may include a fee payment or potential additional financial covenant requirements, in an effort to avoid the collateral agent exercising remedies available to it under the Financing Agreement. For the avoidance of doubt, there is no assurance that the lenders will agree to any waivers and/or amendments to the Financing Agreement on terms acceptable to the Company or at all.

The Company does not currently expect to be able to file the Quarterly Report within the extension period of five calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Leonardo Basola	202	301-5127
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended June 30, 2024

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because its review of the Contracts and analysis of the applicable accounting guidance is ongoing, the Company is not currently in a position to provide a reasonable estimate of any anticipated changes in its results of operations for the three and nine months ended September 30, 2024, compared to its results of operations for the three and nine months ended September 30, 2023, respectively.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s anticipated financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “would,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “project,” “potential,” “seek” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, plans or intentions. Forward-looking statements contained in this filing include, but are not limited to, statements about the preparation of the Company’s condensed consolidated financial statements as of September 30, 2024 and for the three and nine months ended September 30, 2024, and the related assessment of the Company’s internal control over financial reporting; the cause of the delay in preparing and filing the Quarterly Report; the timing of filing the Quarterly Report; the potential scope and impact of the issues discussed above, which are estimates as of the date hereof; the Company’s compliance with the covenants in the Financing Agreement; and the ongoing discussions between the Company and Blue Torch regarding the Financing Agreement, including the possibility of obtaining waivers and amendments to the Financing Agreement and the terms of any such waivers or amendments.

The Company cautions you that the foregoing list may not contain all of the forward-looking statements made in this filing. You should not rely upon forward-looking statements as predictions of future events. Factors that may cause future results to differ materially from the Company’s current expectations include, among other things, the timing and nature of the resolution of the issues discussed in this filing, any further delay in the filing of required periodic reports, the timing and results of the Company's review of the effectiveness of internal control over financial reporting and related disclosure controls and procedures, the results of the Company’s discussions with Blue Torch regarding the Financing Agreement, including the timing and terms of any waivers or amendments, and adverse effects on the Company related to the disclosures made in this filing. For other risk factors affecting the Company, see “Risk Factors” in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Moreover, the Company operates in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this filing. The Company cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this filing relate only to expectations as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statements made in this filing to reflect events or circumstances after the date of this filing or to reflect new information or the occurrence of unanticipated events, except as required by law. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the forward-looking statements.

Spire Global, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2024	By:	/s/ Leonardo Basola
Leonardo Basola
Chief Financial Officer